

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-mail
Enrique Navas
Chief Executive Officer
ISMO Tech Solutions, Inc.
Casa 11 - Princesa de Gales
Calle Oxford, Las Cumbres
Panama, Republic de Panama

> **Re: ISMO Tech Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-193328**

Dear Mr. Navas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary and Risk Factors

The Offering, page 5

1.   We note from your disclosure on the cover page that the offering proceeds will be held in a separate account that is controlled by management rather than an escrow or trust account and that the proceeds in this account will be subject to the claims of creditors. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

2.   You disclose on page 13 that a significant portion of the proceeds will also be used for inventory and accounting expenses. Please revise or advise.

Risk Factors, page 7

3.   Please include prominent disclosure in the risk factors addressing the fact that the proceeds from the offering will be kept in a corporate account rather than an escrow or trust account and will be subject to the claims of creditors.

Description of Business

Business of Issuer

Principal Services and Principal Markets, page 18

4.   Please expand this section to disclose the geographic areas in which you intend to conduct business, the methods by which you will select third-party products to sell, and any arrangements you will need to make with third parties to sell their products as well as how you will make such arrangements.

Management's Discussion and Plan of Operation

Results of Operation for the Period November 22, 2013 (Inception) to November 30, 2013

Liquidity and Capital Resources, page 33

5.   We note that you believe your cash and cash equivalents, as well as the anticipated proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs over at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 37

6.   Please disclose the institution from which Mr. Navas obtained his Bachelor's Degree in Commerce. Refer to Item 401(e) of Regulation S-K.

Exhibit 99

7.   Please note that an agreement by the purchaser to indemnify and hold harmless the company and its officers, directors, representatives, agents and employees under the

Securities Act of 1933 is inappropriate, and in our view, contrary to public policy. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-4587 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs

cc: Via E-mail
        Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm